COHEN & STEERS SECURITIES, LLC
(SEC I.D. No. 8-44123)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +212 436 2000
Fax: +212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Cohen & Steers Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020
We have served as the Company's auditor since 2003.

COHEN & STEERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 7,408,834
Distribution and service fees receivable	2,648,778
Deferred commissions—net of accumulated amortization of $622,511	998,282
Due from affiliate	559,119
Other assets	95,870
Total assets	$ 11,710,883

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Distribution and service fees payable	$ 3,382,533
Due to Parent	64,565
Due to affiliate	262,464
Accrued expenses and other liabilities	98,937
Total liabilities	3,808,499
Commitments and contingencies (See Note 6)	
Member's equity	7,902,384
Total liabilities and member's equity	$ 11,710,883

See notes to financial statements.

COHEN & STEERS SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

1. **ORGANIZATION AND NATURE OF OPERATIONS**

   Cohen & Steers Securities, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the Parent), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. (CNS), a Delaware corporation that is publicly traded and listed on the New York Stock Exchange. The Company is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The regulation of broker-dealers is administered by FINRA, which conducts periodic examinations of the operations of the broker-dealer. FINRA is overseen by the U.S. Securities and Exchange Commission (SEC). The Company is a limited-purpose broker-dealer functioning primarily as the distributor of the U.S. registered mutual funds (Funds) and private funds sponsored and managed by the Parent and its affiliates through qualified intermediaries and third-party brokers.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Accounting Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

   Cash and Cash Equivalents—Cash and cash equivalents are on deposit with two major financial institutions and consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

   Distribution and Service Fees Receivable—Distribution and service fees receivable consist of amounts due from the Parent-sponsored Funds.

   Fair Value—The Accounting Standards Codification specifies a hierarchy of valuation classifications based on whether the inputs to the valuation techniques used in each valuation classification are observable or unobservable. These classifications are summarized in the three broad levels listed below:

   - Level 1—Unadjusted quoted prices for identical instruments in active markets.
   - Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
   - Level 3—Valuations derived from valuation techniques in which significant inputs or significant value drivers are unobservable.

   Inputs used to measure fair value might fall in different levels of the fair value hierarchy, in which case the Company defaults to the lowest level input that is significant to the fair value measurement in its

entirety. These levels are not necessarily an indication of the risk or liquidity associated with the investments.

As of December 31, 2019, approximately $5,198,000 of money market funds were recorded within cash and cash equivalents on the Company's statement of financial condition. Money market funds are valued at their closing net asset value and are categorized as Level 1 in the fair value hierarchy.

Deferred Commissions—Deferred commissions consist of sales commissions paid in advance to broker-dealers in connection with the sale of Class C shares of the Parent-sponsored open-end load Funds and are capitalized and amortized over the period during which redemption by the purchasing shareholder would be subject to a contingent deferred sales charge, which period does not exceed one year from the date of purchase. Deferred commissions are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. If the expected future undiscounted cash flows are less than the carrying value of the asset, an impairment would be recognized. As of December 31, 2019, no impairment charges were recorded.

Distribution and Service Fees Payable—Distribution and service fees payable represent amounts payable to qualified intermediaries for distribution and service fees.

Recently Issued Accounting Pronouncement—In June 2016, the Financial Accounting Standards Board issued new guidance on the measurement of credit losses on financial instruments. The guidance replaces the incurred loss impairment model with a current expected credit loss (CECL) model. CECL requires a company to estimate lifetime expected credit losses based on relevant information about historical events, current conditions and reasonable and supportable forecasts. The guidance must be applied using the modified retrospective adoption method and was effective January 1, 2020. The adoption of the new guidance is not expected to have a material effect on the Company's statement of financial condition and related disclosures.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are held at two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2019, the Company's net capital was approximately $3,496,000, which was approximately $3,259,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker-dealer is less than the amount required under the Rule and requires prior notice to the SEC for certain withdrawals of capital. As of December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 1.02 to 1, which was below the maximum allowable threshold of 15.00 to 1.

5. RELATED PARTY TRANSACTIONS

The Company is the distributor of the Funds. At December 31, 2019, the Company recorded approximately $2,649,000 of distribution and service fees receivable from the Funds.

The Company reimburses certain expenses incurred by the Parent and CNS on its behalf. In addition, for administrative convenience, the Parent will disburse funds on behalf of itself and the Company

pursuant to a service level agreement. The Parent and CNS allocated to the Company expenses related to compensation and benefits for certain functions, rent and other expenses as defined in the Company's Expense Allocation Agreement by and among the Company, the Parent and CNS. Due from affiliate of approximately $559,000 represents current income tax receivable at December 31, 2019. Due to Parent of approximately $65,000 reflects a payable to the Parent for certain expenses paid by the Parent on the Company's behalf. Due to affiliate of approximately $262,000 includes approximately $245,000 of deferred income tax liabilities and approximately $17,000 for allocated overhead expenses due to CNS.

The Company, as a single member limited liability company, is a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from CNS was calculated as if the Company filed on a separate return basis, using estimated combined federal, state and local statutory tax rates applicable to CNS. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

6. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its financial condition.

7. SUBSEQUENT EVENTS

The Company has evaluated the necessity of disclosures and/or adjustments resulting from subsequent events through February 28, 2020, the date the statement of financial condition was issued. The Company determined that there were no subsequent events that require disclosure and/or adjustment.